Filed by Annaly Capital Management, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hatteras Financial Corp.

File No.: 001-34030

Annaly Capital Management, Inc. Extends Exchange Offer to Acquire Hatteras Financial Corp.

NEW YORK, NEW YORK — June 15, 2016 — Annaly Capital Management, Inc. (NYSE: NLY) (“Annaly”) announced that it has extended its previously announced exchange offer (the “Offer”) to purchase all of the outstanding shares of common stock of Hatteras Financial Corp. (NYSE: HTS) (“Hatteras”).  In the Offer, Hatteras common stockholders may elect to receive, in exchange for each share of Hatteras common stock they hold, (a) $5.55 in cash and 0.9894 shares of Annaly common stock, (b) $15.85 in cash (the “all-cash election”) or (c) 1.5226 shares of Annaly common stock (the “all-stock election”).  Hatteras common stockholders tendering into the Offer and making an all-cash election or an all-stock election will be subject to proration so that approximately 65% of the aggregate consideration in the Offer will be paid in shares of Annaly common stock, and 35% of the aggregate consideration in the Offer will be paid in cash.

The Offer will now expire at 5:00 p.m., Eastern Time, on July 11, 2016, unless further extended in accordance with the terms of the merger agreement dated April 10, 2016, by and among Annaly, Ridgeback Merger Sub Corporation and Hatteras (the “Merger Agreement”). All other terms and conditions of the Offer remain unchanged.

The Offer has been extended to allow the parties to obtain the remaining regulatory approvals, which are conditions to the completion of the Offer, as set forth in the preliminary prospectus/offer to exchange, dated June 15, 2016, as it may be amended. The parties currently anticipate receiving these regulatory approvals by July 11, 2016.  The completion of the Offer remains subject to the satisfaction or waiver of these and other conditions of the Offer.

Computershare Trust Company, N.A., the depositary and exchange agent for the Offer, has advised Annaly that as of 5:00 p.m., Eastern Time on June 14, 2016, approximately 7,111,887 shares of common stock of Hatteras have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 7.5% of the outstanding shares of common stock of Hatteras.

Wells Fargo Securities and Sandler O’Neill + Partners, L.P. are serving as financial advisors to Annaly, and Wachtell, Lipton, Rosen & Katz serves as legal counsel to Annaly.

About Annaly Capital Management, Inc.

Founded in 1997 as a real estate investment trust (REIT), Annaly is a leading mortgage REIT listed on the New York Stock Exchange. Annaly’s principal business objectives are to generate net income for distribution to shareholders and preserve capital through the prudent selection and management of its investments. Since inception, Annaly has paid $14 billion in dividends to shareholders through real estate investments, primarily agency mortgage-backed securities.

Forward-Looking Statements

This press release includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe the proposed transaction with Hatteras, including its financial and operational impact, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Annaly stock. These forward-looking statements involve certain risks and uncertainties, many of which are beyond Annaly’s control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to the ability of Annaly to consummate the proposed transaction on a timely basis or at all and the satisfaction of the conditions precedent to consummation of the proposed transaction, including two-thirds of Hatteras’ common shares being validly tendered into the exchange offer; required regulatory approvals; business disruption following the merger; and the other risks and important factors contained and identified in Annaly’s and Hatteras’ filings with the Securities and Exchange Commission (“SEC”), such as their respective Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, any of which could cause actual results to differ materially from the forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof. Annaly undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Additional Information and Where to Find It

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the exchange offer materials that Annaly and its merger subsidiary have filed with the SEC. Annaly and its merger subsidiary have filed a tender offer statement on Schedule TO, Annaly has filed a registration statement on Form S-4, and Hatteras has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION. HATTERAS SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS (AS THEY MAY BE AMENDED FROM TIME TO TIME) CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HATTERAS SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of Hatteras common stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Annaly’s Investor Relations department at 1-888-8Annaly (1-888-816-6159).